Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Pretax earnings	$27,923	$14,116	$24,153	$147,804
Add fixed charges:
Interest expense	20,664	11,365	88,704	45,131
Rental expense attributable to interest	379	385	1,750	1,504

Total fixed charges	21,043	11,750	90,454	46,635

Adjusted earnings	$48,966	$25,866	$114,607	$194,439

Ratio of earnings to fixed charges	2.3	2.2	1.3	4.2